EXHIBIT 12
PRIMUS GUARANTY, LTD
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
DISTRIBUTIONS OF SUBSIDIARY
(In thousands, except ratios)

	Three Months Ended
	March 31,	Years Ended December 31,
	2010	2009	2008	2007	2006	2005

Earnings (loss):
Net income (loss) available to common shares	$86,522	$1,460,280	$(1,716,146)	$(563,541)	$94,891	$4,083
Provision (benefit) for taxes	143	185	61	52	42	46
Distributions on preferred securities of subsidiary	988	3,417	6,642	7,568	5,683	3,865
Net income attributable to non-parent interests in CLOs	89,413	—	—	—	—	—

Income (loss) from continuing operations before taxes (a)	177,066	1,463,882	(1,709,443)	(555,921)	100,616	7,994

Add:
Fixed charges	8,694	12,533	23,674	28,297	16,532	6,525

Subtract:
Distributions on preferred securities of subsidiary	(988)	(3,417)	(6,642)	(7,568)	(5,683)	(3,865)

Adjusted earnings (loss)	$184,772	$1,472,998	$(1,692,411)	$(535,192)	$111,465	$10,654

Fixed charges:
Interest expense	7,706	9,116	17,032	20,729	10,849	2,660
Distributions on preferred securities of subsidiary	988	3,417	6,642	7,568	5,683	3,865

Total fixed charges and preferred distributions (b)	$8,694	$12,533	$23,674	$28,297	$16,532	$6,525

Ratio of earnings to combined fixed charges and distributions on preferred securities of subsidiary (c)	21.25	117.53	(71.49)	(18.91)	6.74	1.63

(a)	Effective January 1, 2010, the Company adopted the accounting guidance ASC Topic 810, Consolidation. As a result, the income (loss) from continuing operations before taxes includes the net income or loss of the consolidated CLOs under management.

(b)	CLO interest expense is included in the fixed charges for purposes of the calculation of the ratio.

(c)	Due to the losses for the years ended December 31, 2008 and 2007, respectively, the ratio coverage was less than 1:1. Additional earnings of approximately $1.7 billion and $563.5 million for the years ended December 31, 2008 and 2007, respectively, would be needed to achieve the coverage ratio of 1:1.